Exhibit 99.1

NEWS RELEASE

New Gold to Appeal Suspension of
Mexican Mining Operation

Vancouver, B.C. – (November 19, 2009) – New Gold Inc. (“New Gold”)  (TSX and NYSE AMEX-NGD) is cooperating with Mexican government authorities and pursuing all legal appeals after the company was notified yesterday that it must suspend mining operations at its Cerro San Pedro Mine, known regionally as Minera San Xavier (“MSX”). Although mining has been suspended, gold recovery operations of existing inventory on the leach pads are continuing.

Following a ruling by the Federal Court of Fiscal and Administrative Justice, SEMARNAT, the Mexican government’s environmental protection agency nullified the mine’s Environmental Impact Statement (“EIS”) which was issued in 2006. PROFEPA, the Mexican environmental enforcement agency, issued the order requiring MSX to suspend mining as a consequence of the nullification of the EIS.

MSX has appealed the decision of the Federal Court of Fiscal and Administrative Justice and intends to pursue all legal avenues with respect to the recent actions of both SEMARNAT and PROFEPA. New Gold is seeking immediate remedies. MSX has also filed a new EIS with SEMARNAT.

“This is a continuation of a decade of challenges from a group of individuals largely from outside the area who are opposed to the mining operations at Cerro San Pedro. We are taking all possible steps to respond to challenges to our legal ability to operate the mine, and believe that we will resume full operations” says New Gold CEO Robert Gallagher.

New Gold’s Cerro San Pedro Mine has been operating in full compliance with required permits and government authorizations. The mine has had excellent operational performance in 2009 and has an enviable record of meeting its environmental and social responsibilities. The company will continue to actively safeguard the environment and enhance the lives of residents of communities around the Cerro San Pedro Mine.

New Gold will continue to provide updates on this matter.

About New Gold

New Gold is an intermediate gold mining company with the Mesquite Mine in the United States, Cerro San Pedro Mine in Mexico and Peak Mines in Australia. The company is expected to produce between 270,000 and 300,000 ounces of gold in 2009 for the period of ownership, growing to over 400,000 ounces in 2012. In addition, New Gold has a strong portfolio of mining, development and exploration assets in mining friendly jurisdictions.  For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: New Gold’s anticipated synergies from the business combination with Western Goldfields Inc. may not be realized; there may be difficulties in integrating the operations and personnel of New Gold; significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for Cerro San Pedro Mine; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 31, 2009 and Management Information Circular  filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com